Friday, January 09, 2004

The New York Stock Exchange,
New York,
U. S. A.

Dear Sir(s),

Re: Allotment of 8,94,300 equity shares under ESOS

We wish to inform you that the Share Committee of the Bank at its meeting held on 2nd January, 2004 has approved allotment of 8,94,300 equity shares to the employees of the Bank under the on going Employees Stock Option Scheme (ESOS).

This is for your information and record.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice-President (Legal) &
Company Secretary